Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

October 27, 2020

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Comments on Shareholder Reports and Forms N-CSR and N-CEN

Dear Ms. Hamilton:

This letter responds to the comments you provided telephonically to the undersigned and Jordan Marciello on September 24, 2020, with respect to the shareholder reports and Forms N-CSR and N-CEN filed by the registrants listed on Schedule A (each, a “Registrant” and collectively, the “Registrants”). The comments and responses thereto are set forth below. Reference to a “fund” in a particular response is to the Registrant referenced in the related comment. Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below.

1.	Comment: The Staff notes that the annual report filed on Form N-CEN on January 8, 2020 for Eaton Vance Short Duration Diversified Income Fund for the period ended October 31, 2019 indicated under Item D.9 that the net annual operating expenses (net of any waivers or reimbursements) as a percentage of net assets was 2.34%; however, the Financial Highlights included in the fund’s annual report filed on Form N-CSR for the same period disclosed 2.55%.

Please supplementally explain the discrepancy and, if appropriate, re-file the fund’s Form N-CEN.

Response: Item D.9 in the fund’s annual report on Form N-CEN on January 8, 2020 reflected incorrect net annual operating expenses (net of any waivers or reimbursements) as a percentage of net assets due to a clerical processing error. The fund’s Form N-CEN was corrected and re-filed on September 29, 2020 (Accession No.: 0001752724-20-200707).

2.	Comment: With respect to Eaton Vance Tax-Advantaged Global Dividend Income Fund, please explain if the fund is planning to enter into a closing agreement with the Internal Revenue Service on any European Union reclaims, as applicable, or if the fund will be applying the netting method. Also, with regard to any tax reclaims, please explain if the fund has incurred professional or compliance fees. If so, please explain the accounting and disclosure of such fees. Given the amount of reclaims receivable, please also explain which country or countries these receivables relate to and how the fund monitors the collectability of those receivables.

Response: The fund did not make an election under Section 853(a) of the Internal Revenue Code of 1986 to pass through foreign tax credits in any of the years for which it has filed for European Union tax reclaims. Therefore, the fund anticipates that it will not be required to enter into a closing agreement with the Internal Revenue Service if it is successful in recovering previously withheld taxes. The fund anticipates including the amounts of European Union tax reclaims, plus any interest received, in taxable income in the year that they are received or deemed likely to be received. The fund has engaged a public accounting firm to assist with the recovery of European Union reclaims. The status of open European Union reclaims are reviewed with such firm no less frequently than quarterly. The fees associated with such service were immaterial and are included in the fund’s Statement of Operations under Miscellaneous Expense.

The tax reclaims receivable reflected in the fund’s Statement of Assets and Liabilities represent statutory withholding tax reclaims from Switzerland, Germany, Denmark, France, Belgium, Portugal, Poland, Austria, Italy and Spain. As described in the Notes to Financial Statements, as of the date of the report, there were no receivables recorded for the European Union reclaims due to the uncertainty of their collectability. The fund’s custodian files the statutory reclaims as directed by Eaton Vance Management, as the fund’s administrator. The administrator reviews open reclaims with the custodian’s tax reclaim specialists no less frequently than monthly to ensure that all relevant documentation has been filed and that the reclaims are in process.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen Gemma

Maureen Gemma

Vice President

Schedule A

Trust/Fund	Fiscal Year End Reviewed
Eaton Vance California Municipal Bond Fund (File No. 811-21147)	9/30/2019
Eaton Vance California Municipal Income Trust (File No. 811-09157)	11/30/2019
Eaton Vance Enhanced Equity Income Fund (File No. 811-21614)	9/30/2019
Eaton Vance Municipal Bond Fund (File No. 811-21142)	9/30/2019
Eaton Vance Municipal Income Trust (File No. 811-09141)	11/30/2019
Eaton Vance New York Municipal Bond Fund (File No. 811-21148)	9/30/2019
Eaton Vance New York Municipal Income Trust (File No. 811-09145)	11/30/2019
Eaton Vance Senior Floating Rate Trust (File No. 811-21411)	10/31/2019
Eaton Vance Short Duration Diversified Income Fund (File No. 811-21563)	10/31/2019
Eaton Vance Tax Advantaged Dividend Income Fund (File No. 811-21400)	10/31/2019
Eaton Vance Tax Advantaged Global Dividend Income Fund (File No. 811-21470)	10/31/2019
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (File No. 811-21519)	10/31/2019
Eaton Vance Tax-Managed Buy-Write Income Fund (File No. 811-21676)	12/31/2019
Eaton Vance Tax-Managed Buy-Write Opportunities Fund (File No. 811-21735)	12/31/2019
Eaton Vance Tax-Managed Buy-Write Strategy Fund (File No. 811-22380)	12/31/2019
Eaton Vance Tax-Managed Diversified Equity Income Fund (File No. 811-21832)	10/31/2019
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund (File No. 811-21745)	12/31/2019
Eaton Vance Tax-Managed Global Diversified Equity Income Fund (File No. 811-21973)	10/31/2019
Eaton Vance Risk-Managed Diversified Equity Income Fund (File No. 811-22044)	12/31/2019
Eaton Vance Special Investment Trust (File No. 811-01545)
Parametric 1-to-10 Year Laddered Corporate Bond Fund*	8/31/2019
*The Parametric 1-to-10 Year Laddered Corporate Bond Fund was liquidated on or about May 29, 2020.